EXHIBIT 11 — COMPUTATION OF EARNINGS PER SHARE
(In thousands, except per share amounts)

	For the three months ended June 30,		For the six months ended June 30,
	2006	2005	2006	2005
Net Income	3,027	1,565	7,012	5,938

Weighted average common shares — basic	11,250,350	9,796,490	11,215,496	7,369,240

Effect of dilutive securities:
Stock options	229,050	321,142	229,050	321,142

Weighted average common shares — diluted	11,479,400	10,117,632	11,444,546	7,690,382

Basic Earnings Per Share	$0.27	$0.16	$0.63	$0.81

Diluted Earnings per Share	$0.26	$0.15	$0.61	$0.77

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